SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 25, 2013 re TAT Technologies Reporting Third Quarter of Year 2013 Results.

ITEM 1

PRESS RELEASE	Source: TAT Technologies Limited

TAT Technologies Reports Year 2013 Third Quarter Results

GEDERA, Israel, Monday, November 25, 2013 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and nine month periods ended September 30, 2013.

Financial Highlights:

TAT announced revenues of $21.1 million with a net income of $0.8 million for the three months ended September 30, 2013, compared to revenues of $22.1 million with a net income of $1.8 million for the three months ended September 30, 2012, a decrease of 4.2% in revenues along with a decrease of $1.0 million in net income.

During the Third quarter of 2013, revenues were impacted by (i) the decrease in revenues in the OEM of Heat Management Solutions operating segment; (ii) the decrease in revenues in the MRO Services for Aviation Components operating segment; (iii) the decrease in revenues in the OEM of Electric Motion Systems operating segment; partially offset by (iv) the increase in revenues in the Heat Transfer Services and Products operating segment.

Revenue breakdown by operating segments for the three month and nine month periods ended September 30, 2013 and 2012 was as follows:

	Three Months Ended September 30,
	2013		2012		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited
Revenues:
OEM of Heat Management Solutions	$7,250	34.3%	$8,001	36.2%	(9.4)%
Heat Transfer Services and Products	7,634	36.1%	6,655	30.2%	14.7%
MRO services for Aviation Components	5,489	26.0%	6,027	27.3%	(8.9)%
OEM of Electric Motion Systems	2,188	10.3%	2,436	11.0%	(10.2)%
Eliminations	(1,416)	(6.7)%	(1,040)	(4.7)%	36.2%
Total revenues	$21,145	100.0%	$22,079	100.0%	(4.2)%

	Nine Months Ended September 30,
	2013		2012		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited
Revenues:
OEM of Heat Management Solutions	$20,972	32.5%	$22,721	35.0%	(7.7)%
Heat Transfer Services and Products	22,241	34.5%	20,542	31.7%	8.3%
MRO services for Aviation Components	17,460	27.0%	16,666	25.7%	4.8%
OEM of Electric Motion Systems	6,180	9.6%	6,915	10.6%	(10.6)%
Eliminations	(2,318)	(3.6)%	(1,961)	(3.0)%	18.2%
Total revenues	$64,535	100.0%	$64,883	100.0%	(0.5)%

For the nine months ended September 30, 2013, TAT announced revenues of $64.5 million with a net income of $3.5 million compared to revenues of $64.9 million with a net loss of $1.8 million for the nine months ended September 30, 2012. The net loss reported for the nine month period ended September 30, 2012 was the result of a $1.0 million impairment charge of goodwill in TAT’s OEM for Electric Motion Systems operating segment and a $3.3 million impairment charge with respect to TAT’s investment in FAvS. Excluding the impairment charges recorded during 2012, net income for the nine months ended September 30, 2013 increased by $1.0 million compared to the same period in 2012.

During the nine months ended September 30, 2013, revenues were impacted by (i) the increase in revenues in the Heat Transfer Services and Products operating segment; (ii) the increase in revenues in the MRO Services for Aviation Components operating segment; offset by (iii) the decrease in revenues in the OEM of Heat Management Solutions operating segment; and (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment, which is a continuation of the decrease in revenues this segment had experienced during 2012 and 2011.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share data)

	September 30,	September 30,	December 31,
	2013	2012
	(unaudited)		(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$21,732	$15,250	$16,581
Short-term bank deposits	10,107	10,100	10,048
Marketable securities at fair value	-	1,800	-
Short-term restricted deposits	-	2,907	2,307
Trade accounts receivable (net of allowance for doubtful accounts of $398 and $ 346 as of September 30, 2013 and 2012, respectively)	18,044	19,076	20,930
Other accounts receivable and prepaid expenses	3,671	4,719	4,587
Inventories, net	33,523	33,835	33,031

Total current assets	87,077	87,687	87,484

Long-term assets:
Investment in affiliated company	2,380	1,804	1,264
Funds in respect of employee right upon retirement	3,620	3,092	3,318
Long-term deferred tax	1,247	3,076	2,535
Property, plant and equipment, net	13,060	12,637	12,910

Total Long-term assets	20,307	20,609	20,027

Total assets	$107,384	$108,296	$107,511

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loan and current maturities of long-term loans	$1,305	$4,168	$3,274
Trade accounts payables	5,598	7,210	5,373
Other accounts payable and accrued expenses	6,413	6,139	7,407

Total current liabilities	13,316	17,517	16,054

Long-term liabilities:
Long-term loans, net of current maturities	-	1,176	1,116
Other accounts payable	64	85	-
Liability in respect of employee rights upon retirement	4,202	3,599	3,815
Long-term deferred tax liability	943	1,428	1,490

Total long-term liabilities	5,209	6,288	6,421

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized and Issued: 10,000,000 shares and 9,073,043 shares, respectively, at September 30, 2013 and 2012; Outstanding: 8,798,570 and 8,805,270 shares at September 30, 2013 and 2012, respectively	2,790	2,790	2,790
Additional paid-in capital	64,414	64,402	64,410
Treasury stock, at cost, 274,473 and 267,773 shares at September 30, 2013 and 2012, respectively	(2,088)	(2,059)	(2,088)
Accumulated other comprehensive loss	(559)	(1,196)	(897)
Retained earnings	21,535	17,888	18,018
Total TAT Technologies shareholders' equity	86,092	81,825	82,233
Non controlling interest	2,767	2,666	2,803

Total equity:	88,859	84,491	85,036

Total liabilities and equity	$107,384	$108,296	$107,511

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2013	2012	2013	2012	2012
	(unaudited)				(audited)
Revenues:
OEM of Heat Management Solutions	$7,250	$8,001	$20,972	$22,721	$31,032
Heat Transfer Services and Product	7,634	6,655	22,241	20,542	27,709
MRO services for Aviation Components	5,489	6,027	17,460	16,666	22,442
OEM of Electric Motion Systems	2,188	2,436	6,180	6,915	10,007
Eliminations	(1,416)	(1,040)	(2,318)	(1,961)	(3,268)
	21,145	22,079	64,535	64,883	87,922

Cost and operating expenses:
OEM of Heat Management Solutions	6,207	5,859	16,790	16,849	23,105
Heat Transfer Services and Products	5,217	4,697	15,621	14,746	19,671
MRO services for Aviation Components	4,781	5,161	14,550	13,698	19,044
OEM of Electric Motion Systems	1,595	1,580	5,268	5,579	8,043
Eliminations	(1,317)	(1,018)	(2,488)	(2,069)	(3,281)
	16,483	16,279	49,741	48,803	66,582
Gross Profit	4,662	5,800	14,794	16,080	21,340

Research and development, net	179	164	682	839	1,152
Selling and marketing expenses	858	783	2,672	2,596	3,426
General and administrative expenses	2,486	2,504	7,944	8,254	11,487
Other expenses (income)	4	-	(3)	10	9
Impairment of goodwill	-	-	-	1,015	1,015
	3,527	3,451	11,295	12,714	17,089
Operating income	1,135	2,349	3,499	3,366	4,251

Financial expenses	(225)	(439)	(849)	(1,652)	(2,229)
Financial income	163	399	755	1,488	2,048

Income before income taxes	1,073	2,309	3,405	3,202	4,070

Taxes on income	250	565	1,185	1,896	2,086

Net income after income taxes	823	1,744	2,220	1,306	1,984

Share in results of affiliated company and impairment of share in affiliated company	18	136	1,116	(3,216)	(3,756)

Net income (loss)	841	1,880	3,336	(1,910)	(1,772)

Net loss (income) attributable to Non controlling interest	(51)	(108)	181	66	58

Net income (loss) attributable to TAT Technologies shareholders	$790	$1,772	$3,517	$(1,844)	$(1,714)

Earning per share
Basic and diluted net income (loss) per share attributable to controlling interest	$0.09	$0.20	$0.40	$(0.21)	$(0.19)

Weighted average number of shares – basic and diluted	8,798,570	8,805,270	8,798,570	8,808,591	8,808,075

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Heat Transfer Services and Products; (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components; and (iv) OEM of Electric Motion Systems.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides such heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides such aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motors and motion applications for airborne and ground systems.

Three months ended September 30, 2013 compared with three months ended September 30, 2012

Revenues. Total revenues for the three months ended September 30, 2013, were $21.1 million compared to $22.1 million for the three months ended September 30, 2012, a decrease of 4.2%. This reflects (i) the decrease in revenues in the OEM of Heat Management Solutions operating segment; (ii) the decrease in revenues in the MRO Services for Aviation Components operating segment; (iii) the decrease in revenues in the OEM of Electric Motion Systems operating segment; partially offset by (iv) the increase in revenues in the Heat Transfer Services and Products operating segment.

Cost of revenues. Cost of revenues was $16.5 million for the three months ended September 30, 2013, similar to $16.3 million for the three months ended September 30, 2012. This reflects (i) the increase in cost of revenues in the Heat Transfer Services and Products operating segment, which is primarily attributable to the increase in material cost associated with the increase in revenues; (ii) the increase in cost of revenues in the OEM of Heat Management Solutions operating segment, which is primarily attributable to an increase in production costs resulting from the decrease in exchange rates between the U.S. dollar and the Israeli Shekel; (iii) similar cost of revenues in the OEM of Electric Motion Systems operating segment, impacted by the decrease in exchange rates between the U.S. dollar and the Israeli Shekel; partially offset by (iv) the decrease in cost of revenues in the MRO Services for Aviation Components operating segments, which is primarily attributable to the decrease in material costs associated with the decrease in revenues.

Cost of revenues as a percentage of revenues increased to 78.0% for the three months ended September 30, 2013, compared to 73.7% for the three months ended September 30, 2012. This increase is primarily attributable to (i) product mix with lower margin products sold during the quarter in the OEM of Heat Management Solutions, in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems operating segments; partially offset by (ii) product mix with higher margin products sold during the quarter in the Heat Transfer Services and Products operating segment.

Research and development, net. Research and Development expenses were $0.2 million for the three months ended September 30, 2013, similar to the three months ended September 30, 2012, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 0.8% for the three months ended September 30, 2013, similar to 0.7% for the three months ended September 30, 2012. TAT expects to continue to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.9 million for the three months ended September 30, 2013, similar to $0.8 million for the three months ended September 30, 2012. This was impacted by (i) the increase in selling and marketing expenses in the OEM of Heat Management Solutions and in the MRO Services for Aviation Components operating segments, primarily attributable to increased payroll costs (ii) similar selling and marketing expenses in the Heat Transfer Services and Products operating segment; partially offset by (iii) the decrease in selling and marketing expenses in the OEM of Electric Motion Systems operating segment, primarily attributable to decreased payroll costs, advertising and exhibitions.

Selling and marketing expenses as a percentage of revenues were 4.1% for the three months ended September 30, 2013, compared to 3.5% for the three months ended September 30, 2012. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.5 million for the three months ended September 30, 2013, similar to the three months ended September 30, 2012. This was impacted by (i) the decrease in general and administrative expenses in the OEM of Heat Management Solutions and  in the OEM of Electric Motion Systems operating segments, primarily attributable to decreased payroll and consultancy costs; offset by (ii) the increase in general and administrative expenses in the MRO Services for Aviation Components operating segment, primarily attributable to a decrease in FAvS’ participation in certain from Piedmont’s operating expenses; (iii) the increase in general and administrative expenses in the Heat Transfer Services and Products primarily attributable to increased payroll and travel expenses.

General and administrative expenses as a percentage of revenues were 11.8% for the three months ended September 30, 2013, similar to 11.3% for the three months ended September 30, 2012.

Operating income. For the three months ended September 30, 2013, TAT reported operating income of $1.1 million, compared to operating income of $2.3 million for the three months ended September 30, 2012, a decrease of 51.7%. The decrease in operating income is primarily attributable to (i) the decrease in operating income in the OEM of Heat Management Solutions, in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems operating segments; partially offset by (ii) the increase in operating income in the Heat Transfer operating segments.

Financial expenses. Financial expense for the three months ended September 30, 2013, was $0.2 million compared to financial expenses of $0.4 million for the three months ended September 30, 2012. Financial expenses during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro.

Financial income. Financial income for the three months ended September 30, 2013, was $0.2 million, compared to $0.4 million for the three months ended September 30, 2012. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro and interest income from short term bank deposits.

Taxes on income. Taxes on income for the three months ended September 30, 2013, were $0.2 million, compared to $0.6 million for the three months ended September 30, 2012. Taxes on income for the three months ended September 30, 2013, were impacted by (i) the decrease in pre-tax income in the MRO Services for Aviation Components and in the OEM of Heat Management Solutions operating segments; along with (ii) similar pre-tax income in the Heat Transfer Services and Products operating segment. The Company has carryforward losses in the OEM of Electric Motion Systems operating segment. The Company estimates that it will not utilize the deferred taxes related to these carryforward losses in the foreseeable future and thus has full valuation allowance thereon, in accordance with generally accepted accounting principles.

Share in Results of affiliated Company. TAT recognized an immaterial income from its 30% interest in FAvS’s results for the three months ended September 30, 2013 compared to an income of $0.2 million for the three months ended September 30, 2012.

Net income attributable to noncontrolling interest. TAT recognized a net income of $0.1 million attributable to noncontrolling interest for the three months ended September 30, 2013, similar to the net income attributable to noncontrolling interest for the three months ended September 30, 2012. In both periods net income attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income  attributable to controlling interest. TAT recognized a net income of $0.8 million for the three months ended September 30, 2013 compared to a net income of $1.8 million for the three months ended September 30, 2012, a decrease of $1.0 million in net income.

Nine months ended September 30, 2013 compared with Nine months ended September 30, 2012

Revenues. Total revenues for the nine months ended September 30, 2013, were $64.5 million, similar to $64.9 million for the nine months ended September 30, 2012. This reflects (i) the increase in revenues in the Heat Transfer Services and Products operating segment; (ii) the increase in revenues in the MRO Services for Aviation Components operating segment; offset by (iii) the decrease in revenues in the OEM of Heat Management Solutions operating segment; and (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment, which is a continuation of the decrease in revenues this segment had experienced during 2012 and 2011.

Cost of revenues. Cost of revenues was $49.7 million for the nine months ended September 30, 2013 compared to $48.8 million for the nine months ended September 30, 2012, a moderate increase of 1.9%. This reflects (i) the increase in cost of revenues in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments, which is primarily attributable to the increase in material cost associated with the increase in revenues; (ii) similar cost of revenues in the OEM of Heat Management Solutions; partially offset by (ii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segments, which is primarily attributable to the decrease in material cost associated with the decrease in revenues.

Cost of revenues as a percentage of revenues was 77.1% for the nine months ended September 30, 2013 compared to 75.2% for the nine months ended September 30, 2012. This is primarily attributable to (i) product mix with lower margin products sold during the quarter in the OEM of Heat Management Solutions, in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems operating segments; partially offset by (ii) product mix with higher margin products sold during the quarter in the Heat Transfer Services and Products operating segment.

Research and development, net. Research and Development expenses were $0.7 million for the nine months ended September 30, 2013, compared to $0.8 million for the nine months ended September 30, 2012 and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.1% for the nine months ended September 30, 2013, similar to 1.3% for the nine months ended September 30, 2012. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $2.7 million for the nine months ended September 30, 2013, similar to $2.6 million for the nine months ended September 30, 2012. This was impacted by (i) the increase in selling and marketing expenses in the MRO Services for Aviation Components operating segment and in the OEM of Heat Management Solutions operating segment, primarily attributable to increases in payroll costs, commissions and travel expenses; and (ii) similar selling and marketing expenses in the Heat Transfer Services and Products operating segments; offset by (iii) the decrease in selling and marketing expenses in the OEM of Electric Motion Systems operating segment, primarily attributable to decreased payroll costs, advertising and exhibitions.

Selling and marketing expenses as a percentage of revenues were 4.1% for the nine months ended September 30, 2013, similar to 4.0% for the nine months ended September 30, 2012. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $7.9 million for the nine months ended September 30, 2013, compared to $8.3 million for the nine months ended September 30, 2012, a decrease of 4.1%. The decrease in general and administrative expenses was impacted by (i) the decrease in general and administrative expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to the decrease in management fees to our previously controlling shareholder; (ii) the decrease in general and administrative expenses in the OEM of Electric Motion Systems operating segment, primarily attributable to the decrease in payroll costs; along with (iii) similar general and administrative expenses in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments.

General and administrative expenses as a percentage of revenues moderately decreased to 12.3 % for the nine months ended September 30, 2013, from 12.7% for the nine months ended September 30, 2012.

Impairment of Goodwill. During the nine month period ended September 30, 2012 the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment, which was based on an independent appraisal.

Operating income. For the nine months ended September 30, 2013, TAT reported operating income of $3.5 million compared to $3.4 million for the nine months ended September 30, 2012. Excluding the above mentioned impairment charge of goodwill, operating income for the nine months ended September 30, 2012 was $4.4 million. The decrease in operating income is primarily attributable to (i) the decrease in operating income in the MRO Services for Aviation Components, the OEM of Heat Management Solutions segment and in the OEM of Electric Motion Systems operating segments; partially offset by (ii) the increase in operating income in the Heat Transfer Services and the Products.

Financial expenses. Financial expenses for the nine months ended September 30, 2013, was $0.8 million compared to financial expenses of $1.7 million for the nine months ended September 30, 2012. Financial expenses during the nine months ended September 30, 2013 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, interest payments on long-term loans and short-term credit and bank commissions.

Financial income. Financial income for the nine months ended September 30, 2013, was $0.8 million, compared to $1.5 million for the nine months ended September 30, 2012. Financial income during the nine months ended September 30, 2013 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, interest income related to tax refunds from tax authorities and interest from short term bank deposits.

Taxes on income. Taxes on income for the nine months ended September 30, 2013, were $1.2 million, compared to $1.9 million for the nine months ended September 30, 2012. Taxes on income for the nine months ended September 30, 2013, were impacted by (i) the decrease in pre-tax income in the MRO Services for Aviation Components and in the OEM of Heat Management Solutions operating segments; offset by (ii) the increase in pre-tax income in the Heat Transfer Services and Products operating segment. The Company has carryforward losses in the OEM of Electric Motion Systems operating segment. The Company estimates that it will not utilize the deferred taxes related to these carryforward losses in the foreseeable future and thus has full valuation allowance thereon, in accordance with generally accepted accounting principles.

Share in Results of affiliated Company. TAT recognized income of $1.1 million from its approximately 30% interest in FAvS’s results for the nine months ended September 30, 2013 compared to income of $0.1 million for the nine months ended September 30, 2012.

Impairment of share in affiliated Company. During the nine months ended September 30, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS’s, which was based on an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized a net loss of $0.2 million attributable to noncontrolling interest for the nine months ended September 30, 2013, compared with a net loss of $0.1 million attributable to noncontrolling interest for the nine months ended September 30, 2012. In both periods net loss attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income (loss) attributable  to controlling interest. TAT recognized a net income of $3.5 million for the nine months ended September 30, 2013 compared to net loss of $1.8 million for the nine months ended September 30, 2012. Excluding the above mentioned impairment charges of goodwill and share in affilated company, net income for the nine months ended September 30, 2012 was $2.5 million.

Liquidity and Capital Resources

Financial assets, net of debt were $30.5 million on September 30, 2013 compared to $24.7 million on September 30, 2012, an increase of 23.6%.

As of September 30, 2013, TAT had cash and cash equivalents and short-term bank deposits of $31.8 million with total debt of $1.3 million. As of September 30, 2012 TAT had cash and cash equivalents and short-term deposits of $25.3 million, marketable securities of $1.8 million and restricted cash of $2.9 million, which equals $30.0 million of financial assets, with total debt of $5.3 million.

On September 8, 2013 TAT’s subsidiary, Bental, made an on time repayment of a loan originally received from an Israeli bank in the total amount of NIS2.5 million (approximately $0.7 million).

On May 1, 2013, the Company made a payment of $1.6 million, in accordance with its payment schedule of loans in the total original amount of $6.25 million received by the Company from an Israeli bank. The loans’ remaining balance following the payment was $0.9 million.

As of September 30, 2013 TAT met all financial covenants related to its loans and credit facilities.

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: November 25, 2013